Synvista Therapeutics, Inc.
221 West Grand Avenue
Montvale, New Jersey 07645

March 9, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Synvista Therapeutics, Inc.
Registration Statement on Form S-3 (File No. 333-150875)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Synvista Therapeutics, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-3 (File No. 333-150875) (the “Registration Statement”), which was filed with the Commission on May 13, 2008.

The Registration Statement was filed in connection with the registration for resale of 643,918 shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”) issued in connection with a private placement.  The Company hereby requests withdrawal of the Registration Statement because the Company intends to voluntarily delist its Common Stock from trading on the NYSE Alternext US LLC and voluntarily terminate the registration of its Common Stock under the Securities Exchange Act of 1934, as amended.  The Registration Statement has not been declared effective by the Commission and no securities have been sold under the Registration Statement.

Please contact our counsel, Megan N. Gates, Esq., of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., at (617) 348-4443 with any questions concerning this request.

Sincerely,

/s/ Noah Berkowitz, M.D., Ph.D.
Noah Berkowitz, M.D., Ph.D.
President and Chief Executive Officer